

November 19, 2009

Via U.S. Mail

Joseph H. Bryant
Chairman and Chief Executive Officer
Cobalt International Energy, Inc.
Two Post Oak Central
1980 Post Boulevard, Suite 1200
Houston, TX 77056

> **Re:** **Cobalt International Energy, Inc.**
> **Form S-1**
> **Filed September 4, 2009, as amended October 29, 2009**
> **File No. 333-161734**

Dear Mr. Bryant:

We have reviewed the supplemental information you have submitted to us, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-1

Capitalization, page 37

1. Given that you have described circumstances that would support a continuation of your historical accounting with no change in basis, tell us why you are proposing to eliminate the retained deficit in your pro forma presentation.

2. We expect that you will need to add footnotes to your table to identify the adjustments being made in each of the pro forma columns, including details about the $186 million contribution that you anticipate, also addressing the difference between the external funding implied to the consideration amount shown in your dilution table on the following page.

Dilution, page 38

3.   We note that you expect to issue 282,279,853 shares of common stock to the limited
        partners in exchange for their direct interests in the partnership during the reorganization
        and that you will ascribe consideration of $1,258,567,226 to these shares, which appears to
        include $186 million that the limited partners will contribute prior to the reorganization, as
        you disclose on page 36. Please include a footnote to the table under this heading to clarify.
        Please also expand the disclosure on page 36 to explain how you intend to utilize these
        funds in retiring the guarantee pertaining to your ENSCO 8503 drilling rig; it should be
        clear whether the limited partners will be absolved of the guarantee by virtue of the
        contribution or if these funds will be disbursed to another party.

Selected Historical and Pro Forma Financial Information, page 39

4.   Please expand your disclosures under this heading to include a pro forma balance sheet as
        of September 30, 2009 and address any variances with the corresponding information in
        your capitalization table on page 37. Also explain why the notes to the pro forma statement
        of operations on page 40 do not identify any adjustment to eliminate the management fees
        that will not be paid after the reorganization, as stated in the fourth paragraph on page 36.
        Finally, include a narrative describing the effects that you envision in accounting for the
        reorganization, including representation about your plans to apply for the parent and
        consolidated entity all accounting policies currently utilized by the partnership.

5.   Expand your disclosure in footnote 4 on page 40 to show the computation of shares to be
        exchanged for the limited partner interests, reconciled to the equity reported in the historical
        financial statements.

Exhibits

6.   We note that you intend to file by amendment the legal opinion as Exhibit 5.1. Please allow
        us sufficient time to review the opinion before requesting acceleration of the registration
        statement's effectiveness.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business
days or tell us when you will provide us with a response. You may wish to provide us with marked
copies of the amendment to expedite our review. Please furnish a cover letter with your
amendment that keys your responses to our comments and provides any requested supplemental
information. Detailed cover letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your amendment and responses to our comments.

You may contact Joanna Lam at (202) 551-3476 or Karl Hiller at (202) 551-3686 if you have questions regarding the accounting comments. Please contact Parker Morrill at (202) 551-3696 or, in his absence, Mike Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Richard D. Truesdell, Jr., Esq.
        (by facsimile (212) 701-5674)